AMENDED CHARTER

                                       of

               SECURITY MUTUAL LIFE INSURANCE COMPANY OF NEW YORK



                                    ARTICLE I

The name of the company shall be SECURITY MUTUAL LIFE INSURANCE COMPANY OF NEW YORK.


                                   ARTICLE II

The company shall be located at and its principal place of business shall be in the City of Binghamton, County of Broome, and State of New York.


                                   ARTICLE III

The business of the company shall be:

1. The making of life insurance, pursuant to Section 46(1) of the Insurance Law of the State of New York, defined as every insurance upon the lives of human beings and every insurance appertaining thereto. The business of life insurance shall be deemed to include the granting of endowment benefits; additional benefits in the event of death by accident or accidental means; additional benefits operating to safeguard the contract from lapse, or to provide surrender value, in the event of total and permanent disability of the insured; and optional modes of settlement of proceeds. Amounts paid to the insurer for life insurance and proceeds applied under optional modes of settlement or under dividend options may be allocated by the insurer to one or more separate accounts pursuant to Section 227 of the Insurance Law of the State of New York. Said definition shall be deemed to include any subsequent statutory amendments, modifications or substitutions of Section 46(1) of the Insurance Law of the State of New York.

2. The making of annuities, pursuant to Section 46(2) of the Insurance Law of the State of New York, defined as all agreements to make periodical payments where the making or continuance of all or of some of a series of such payments, or the amount of any such payment, is dependent upon the continuance of human life, except payments made under the authority of paragraph one of this Article. Amounts paid to the insurer to provide annuities and proceeds applied under optional modes of settlement or under dividend options may be allocated by the insurer to one or more separate accounts pursuant to Section 227 of the Insurance Law of the State of New York. Said definition shall be deemed to include any subsequent statutory amendments, modifications or substitutions of
Section 46(2) of the Insurance Law of the State of New York.

3. The making of accident and health insurance, pursuant to Section 46(3) of the Insurance Law of the State of New York, defined as:

     (a) insurance against death or personal injury by accident or by any specified kind or kinds of accident and insurance against sickness, ailment or bodily injury, including insurance providing disability benefits pursuant to Article Nine of the Workmen's Compensation Law, except as provided in subparagraph (b) following; and

     (b) non-cancellable disability insurance, meaning insurance against disability resulting from sickness, ailment or bodily injury, (but not including insurance solely against accidental injury) under any contract which does not give the insurer the option to cancel or otherwise terminate the contract at or after one year from its effective date or renewal date. Said definition shall be deemed to include any subsequent statutory amendments, modifications or substitutions of Section 46(3) of the Insurance Law of the State of New York.

4. Such other kind or kinds of business necessarily or properly incidental or related to, or reasonably ancillary or collateral to, the kinds of insurance business it is authorized to do including, but not limited to, the acquisition or creation of a subsidiary corporation or corporations whose kind or kinds of activity or business are authorized by the Insurance Law of the State of New York, or any subsequent statutory amendments, modifications or substitutions thereto.


                                   ARTICLE IV

SECTION 1. The corporate powers of the company shall be exercised by the Board of Directors and such officers, agents and employees as the Board may authorize.

     (a) No director shall be personally liable to the Company or any of its policyholders for damages for any breach of duty as a Director; provided, however, that the foregoing provision shall not eliminate or limit (i) the liability of a Director if a judgment or other final adjudication adverse to him or her establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law, or (b) which violated a specific standard of care imposed on Directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder), or (c) which constituted a knowing violation of any other law, or establishes that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled; or (ii) the liability of a Director for any act or omission prior to the adoption of this amendment by the Company.

SECTION 2. The Board of Directors shall consist of not less than thirteen nor more than twenty-three persons. Provided further, however, that with the approval of the Superintendent of Insurance, such number may, by a vote of a majority of the members of the Board of Directors, be further increased. The majority of the Board of Directors shall be citizens and residents of the State of New York.

SECTION 3. The Directors shall be divided into three groups, as nearly equal as possible, and as the respective terms of the Directors in each group shall expire, their successors shall be elected for a term of three years. Vacancies on the Board of Directors shall be filled as provided by the by-laws. Nothing herein shall be construed so as to prevent any Director from being eligible for re-election.

SECTION 4. REMOVAL OF DIRECTORS. Any member of the Board of Directors may be removed for cause at a regular meeting of the Board by an affirmative vote of a majority of the members of the Board.

SECTION 5. The election of Directors of the Company whose terms are then expiring shall be held on the first Tuesday of February in each year, commencing at ten o'clock in the morning.

SECTION 6. The officers of the company shall consist of the President, one or more Vice Presidents, a Secretary and a Treasurer, who shall be elected by the Board of Directors as provided by the by-laws. A Chairman of the Board of Directors, and such other officers as the Board may deem expedient, may also be elected.

SECTION 7. The Board of Directors may adopt such by-laws and rules and regulations as it may deem expedient for the transaction of the business of the company, and to amend or repeal such by-laws or rules and regulations as provided by the by-laws.


                                    ARTICLE V

The Superintendent of Insurance of the State of New York shall be agent of the company upon whom process against the company may be served.


                                   ARTICLE VI

The company shall have no capital stock, but shall be a mutual company.


                                   ARTICLE VII

The Charter of the company shall be perpetual.